Allot Communications Announces Fourth Quarter
and Full Year 2007 Results

Hod Hasharon, ISRAEL - February 12, 2008 - Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced financial results for the fourth quarter and full year ended December 31, 2007.

Total revenues for the fourth quarter of 2007 reached $8.7 million, a 9% decrease from the $9.6 million of revenues reported in the fourth quarter of 2006, and a 25% increase over the $7.0 million revenues reported for the third quarter of 2007. On a GAAP basis, the net loss for the fourth quarter of 2007 was $5.5 million, or $0.25 per diluted share, which includes a $3.7 million impairment charge on account of certain securities held by the Company as described below, as compared with net profit of $53 thousand, or $0.00 per diluted share, in the fourth quarter of 2006, and a net loss of $2.2 million, or $0.10 per diluted share, for the third quarter of 2007. For the full year 2007, revenues reached $32.5 million, representing a 5% decline from $34.1 million in revenues in 2006. On a GAAP basis, net loss in 2007 totaled $8.7 million, or $0.41 per diluted share, as compared with net income of $616 thousand, or $0.04 per diluted share, in 2006.

On a non-GAAP basis, excluding the impact of share-based compensation expense, the impact of expenses related to a law suit and the impact of the impairment charge related to certain securities, non-GAAP net loss for the fourth quarter of 2007 totaled $1.4 million, or $0.06 per diluted share, as compared with net income of $732 thousand, or $0.04 per diluted share, for the fourth quarter of 2006. For the year 2007, non-GAAP net loss, excluding the impact of the share-based compensation, the impact of expenses related to a law suit and the impact of the impairment charge related to certain securities, totaled $3.5 million, or $0.16 per diluted share, as compared with net income of $2.0 million, or $0.12 per diluted share, in 2006.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. A full reconciliation between non-GAAP and GAAP net income is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because management believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“During 2007, the DPI market continued to evolve,” commented Rami Hadar, Allot’s President and Chief Executive Officer. “Although this has been a challenging year for us, we have made significant progress in building our product portfolio and in organizing our sales force to meet the demands in the telecom space.

“With the successful commercial introduction of the new 10G Service Gateway-Omega, we are well-positioned to meet the needs of telecom operators and are already seeing a healthy pipeline for this new and exciting platform. Allot’s acquisition of Esphion, with its security products, adds an important component to this platform.

“During 2007, we continued to expand our worldwide, diverse customer base, with balanced sales between the Americas, Europe and the Far East. These customers include several major new telecom operators, with DSL, mobile, cable and WiFi deployments, along with our traditional service provider and enterprise customers. We believe that this provides us with a solid basis to resume revenue growth during 2008,” concluded Hadar.

Balance Sheet Items

As of December 31, 2007, net of allowance for devaluation of $4.9 million, Allot’s cash and cash equivalents, including short and long-term deposits and investments in marketable securities, totaled $70.8 million.

As of December 31, 2007, the Company had $40.3 million of principal invested in Auction Rate Securities (ARS) ranked AAA and AA at the time of purchase, and there had been no change in their rating, except for one security with a par value of $0.9 million. All securities continue to pay interest in accordance with their stated terms. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, based on initial third party indications, the Company has revalued its ARS portfolio. As a result, it has recorded an impairment charge of $3.7 million on the profit and loss statement with respect to ARS of $6.6 million in par value, the devaluation of which is considered “other than temporary.” For the balance of ARS holdings of $33.7 million in par value, the Company has recorded an unrealized loss of $1.2 million in other comprehensive income as a reduction of shareholders’ equity. Based on initial third party indications, the Company currently believes that this impairment is temporary. All of these ARS were classified as long term assets.

The accounting treatment and final results for 2007 may change based upon final third party valuations regarding these securities. If uncertainties in the credit and capital markets continue, these markets deteriorate further or the Company experiences any ratings downgrades on any ongoing investments in its portfolio (including on ARS), the Company may incur additional impairments to its investment portfolio, which could negatively affect the Company's financial condition, cash flow and results of operations. The Company believes that based on its current cash, cash equivalents and marketable securities balances at December 31, 2007 and expected operating cash flows, the current lack of liquidity of these securities will not have a material impact on the Company's liquidity, cash flow or its ability to fund its operations.

Details reconciling these non-GAAP amounts with GAAP amounts including specified items are provided in Table 2 attached.

Conference Call & Webcast

The Company's management team plans to host a live conference call and webcast today 8:30 AM EST to discuss the financial results as well as management's outlook for the business.

To access the conference call, please dial one of the following numbers: US: 1-866-966-5335, International: +44-20-3003-2666, Israel: 1-809-216-213.

A replay of the conference call will be available from 12:01 am EST on February 13, 2008 through March 12, 2008 at 11:59 pm EST. To access the replay, please dial: +44-20-8196-1998, access code: 650204#

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for DSL, wireless and mobile broadband carriers, service providers, and enterprises. Allot’s rich portfolio of hardware platforms and software applications utilizes deep packet inspection (DPI) technology to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot’s scalable, carrier-grade solutions provide the visibility, security, application control and subscriber management that are vital to managing Internet service delivery, guaranteeing quality of experience (QoE), containing operating costs, and maximizing revenue in broadband networks. For more information, visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot's plans, objectives and expectations for future operations, including revenue guidance for the fiscal year, the Company’s belief as to whether any impairment to the ARS is temporary, and the Company’s belief that based on its current cash, cash equivalents and marketable securities balances and expected operating cash flows, the current lack of liquidity of the ARS will not have a material impact on its liquidity, cash flow or its ability to fund its operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the continued uncertainty in the credit and capital markets that may result in these markets deteriorating further or the Company experiencing additional ratings downgrades on any ongoing investments in its portfolio (including on ARS) and the Company incurring additional impairments to its investment portfolio; changes in the accounting treatment and final results for 2007 resulting from final third party valuations of the ARS; the current lack of liquidity of the ARS having a material impact on the Company’s liquidity, cash flow or its ability to fund its operations; the audit of the Company’s annual financial statements; other changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to timely develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in Allot's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code+972-9-761-9365
jkalish@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$8,673	$9,567	$32,502	$34,144
Cost of revenues	2,196	2,190	8,019	7,597
Gross profit	6,477	7,377	24,483	26,547

Operating expenses:
Research and development costs, net	2,491	1,887	9,384	7,529
Sales and marketing	5,010	4,598	18,081	15,457
General and administrative	1,606	1,204	5,583	3,464
Total Operating expenses	9,107	7,689	33,048	26,450
Operating income (loss)	(2,630)	(312)	(8,565)	97
Financial and other income (loss), net	(2,584)	401	356	630
Income (loss) before income tax expenses (benefit)	(5,214)	89	(8,209)	727

Income tax expenses	325	36	530	111
Net income (loss)	(5,539)	53	(8,739)	616

Basic net earnings (loss) per share	$(0.25)	$0.00	$(0.41)	$0.04
Diluted net earnings (loss) per share	$(0.25)	$0.00	$(0.41)	$0.04

Weighted average number of shares used in computing basic net earnings (loss) per share	21,945,602	17,077,444	21,525,822	14,402,338

Weighted average number of shares used in computing diluted net earnings (loss) per share	21,945,602	19,864,395	21,525,822	16,423,227

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

GAAP net income (loss) as reported	$(5,539)	$53	$(8,739)	$616

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	13	7	48	15
Research and development costs, net	70	60	231	157
Sales and marketing	140	320	340	649
General and administrative	218	292	742	540
Expenses related to a law suit
General and administrative	20	-	154	-
Impairment of auction rate securities
Financial and other income (loss), net	3,680	-	3,680	-

Total adjustments	4,141	679	5,195	1,361

Non-GAAP net income (loss)	$(1,398)	$732	$(3,544)	$1,977

Non- GAAP basic net earnings (loss) per share	$(0.06)	$0.04	$(0.16)	$0.14
Non-GAAP diluted net earnings (loss) per share	$(0.06)	$0.04	$(0.16)	$0.12

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,
	2007	2006
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,101	$7,117
Marketable securities and short term deposits	7,305	70,423
Trade receivables	6,645	4,178	*
Other receivables and prepaid expenses	3,915	1,961
Inventories	4,789	3,337
Total current assets	50,755	87,016

LONG-TERM ASSETS:
Marketable securities	35,371	5,750
Severence pay fund	3,302	2,648
Other assets	1,169	1,054
Total long-term assets	39,842	9,452

PROPERTY AND EQUIPMENT, NET	4,619	2,939
GOODWILL AND INTANGIBLE ASSETS, NET	239	99

Total assets	$95,455	$99,506

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit and current maturities, net	$-	$6
Trade payables	3,409	4,415
Deferred revenues	3,760	2,580	*
Other payables and accrued expenses	5,791	4,833
Total current liabilities	12,960	11,834

LONG-TERM LIABILITIES:
Deferred revenues	2,135	1,108	*
Accrued severence pay	3,175	2,377
Total long-term liabilities	5,310	3,485

SHAREHOLDERS' EQUITY	77,185	84,187

Total liabilities and shareholders' equity	$95,455	$99,506

* reclassified